orrick, herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, California 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 www.orrick.com

February 11, 2014	Brett Cooper (415) 773-5918 bcooper@orrick.com

Via Edgar

Tom Kluck
Legal Branch Chief
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	ZipRealty, Inc. Registration Statement on Form S-3 Filed January 17, 2014 File No. 333-193430

Dear Mr. Kluck:

This letter sets forth the response of ZipRealty, Inc. (the “Company”) to the comment of the staff of the Securities and Exchange Commission set forth in the letter dated January 31, 2014. For ease of reference, we have set forth the comment followed by the Company’s response.

Selling Securityholders, page 7

1.	Comment: Please provide the name(s) of the natural persons with voting or dispositive control over the company’s securities held by Benchmark Capital Partners IV, L.P.

Response: The Company has revised the Selling Securityholders section to reflect those persons with voting and dispositive control over the Benchmark shares.

If you have any questions about this filing, please contact me at (415) 773-5918 or bcooper@orrick.com.

Very truly yours,

/s/ Brett Cooper
Brett Cooper

cc:	Samantha Harnett
ZipRealty, Inc.

Tom Kluck

February 11, 2014

In connection with this response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged:

/s/ Charles C. Baker

Charles C. Baker

Chief Executive Officer and President